Exhibit for Item 77D

For RiverSource Absolute Return Currency and Income Fund:

At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding deposits on futures; buying on margin and selling short; investing in a company to control or manage it; and investing while borrowing. The existing nonfundamental policy on illiquid securities was revised to state, no more than 15% of the fund's net assets will be held in securities and other instruments that are illiquid.

For RiverSource Emerging Markets, RiverSource Global Bond, RiverSource Global Equity and RiverSource Global Technology Funds:

At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding deposits on futures; buying on margin and selling short; investments in money market securities; investing in a company to control or manage it; and investments in debt securities. The existing nonfundamental policy on illiquid securities was revised to state, no more than 15% of the fund's net assets will be held in securities and other instruments that are illiquid.

For RiverSource Emerging Markets Bond Fund:

At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding deposits on futures; buying on margin and selling short; investments in money market securities; and investing in a company to control or manage it. The existing nonfundamental policy on illiquid securities was revised to state, no more than 15% of the fund's net assets will be held in securities and other instruments that are illiquid.